

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2020

Alec E. Gores
Chairman of the Board
Gores Holdings III, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

      Re: Gores Holdings III, Inc.
          Proxy Statement on Schedule 14A
          Filed November 22, 2019
          File No. 001-38643

Dear Mr. Gores:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: James Griffin, Esq.